FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For March, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, BC  V7A 5J7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F – [X]     Form 40-F – [  ]

REPORT

This Form 6-K consists of:

-

Our news release dated March 19, 2004, titled “Chai-Na-Ta Corp. Reports 2003 Year-end Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Wilman Wong

Chief Financial Officer/Corporate Secretary

Chai-Na-Ta Corp.	Unit 100 – 11300 No. 5 Road Richmond, BC Canada V7A 5J7
FOR IMMEDIATE RELEASE	Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” OTCBB: “CCCFF” Web: www.chainata.com

Chai-Na-Ta Corp. Reports 2003 Year-end Results

RICHMOND, BRITISH COLUMBIA – March 19, 2004 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced that net earnings rose sharply in 2003 to $2.6 million, or $0.17 per basic share, more than seven times 2002 net earnings of $0.3 million, or $0.02 per basic share.

Revenue rose to $16.6 million in 2003 from $16.0 million in the prior year. The Company’s gross profit margin as a percentage of sales rose to 38% in 2003 from 10% in 2002. Industry production volume in North America fell by about 20% in 2003, as did Chai-Na-Ta’s. However, the Company’s production of 775,630 pounds last year was still 4% above its target.

“Chai-Na-Ta’s results in 2003 demonstrate the strong foundation that we have built. The Company was profitable on a bottom line basis and, as we anticipated, enjoyed its first annual operating profit since 1996,” said William Zen, Chairman and Chief Executive Officer.

Frost in British Columbia increased Chai-Na-Ta’s average production cost to $14 per pound in 2003 from $12 per pound in 2002. “Nevertheless, our production cost remains below the industry average and we believe that it will decrease in 2004,” Mr. Zen commented.

“Our average 2003 selling price was $19 per pound and we continue to lead the industry in terms of key performance measures,“ added Mr. Zen. “Bulk root prices should increase further, as demand rises for high quality root and value-added products. Our business plan for 2004 includes redeveloping and reintroducing value-added products such as CNT 2000®, a standardized ginseng powder extract, and slices, teas and capsules.

“Given the positive outlook for our business, we expect Chai-Na-Ta’s operating income, net earnings and balance sheet to strengthen in 2004 from 2003 levels,” Mr. Zen concluded.

Working capital rose to $14.8 million in 2003 from $12.1 million in 2002. Current liabilities decreased to $2.7 million from $6.5 million in the prior year. In 2003, Chai-Na-Ta repaid a $3.6 million loan to a sister company. Shareholders’ equity was up 9% year over year at $31.2 million.

2003 fourth quarter

During the quarter ended December 31, 2003, revenue rose 44% to $4.8 million from $3.3 million in the same quarter last year. Gross margin rose to 51% of sales in the fourth quarter of 2003 from 32% in the 2002 period.  Net earnings in the 2003 fourth quarter were $1.2 million, or $0.08 per basic share, compared to $0.7 million, or $0.05 per basic share, in the same period last year.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

CHAI-NA-TA CORP.
CONSOLIDATED FINANCIAL HIGHLIGHTS

	Three Months Ended		Three Months Ended
	December 31 2003	December 31 2002	December 31 2003	December 31 2002
Fourth Quarter Summary	Canadian $000		*US $000 Equivalents
(Unaudited)	(except EPS and shares outstanding)		(except EPS and shares outstanding)

Revenue	$ 4,800	$ 3,328	$ 3,425	$ 2,119
Earnings before taxes	1,917	623	1,368	397
Net Earnings for the period	1,176	684	839	436
Earnings per share
- basic	0.08	0.05	0.06	0.03
- fully diluted	0.03	0.02	0.02	0.01
Weighted average shares outstanding
- basic	15,113,823	14,264,508	15,113,823	14,264,508
- fully diluted	34,663,657	34,663,657	34,663,657	34,663,657

	Year Ended		Year Ended
	December 31 2003	December 31 2002	December 31 2003	December 31 2002
Annual Summary	Canadian $000		*US $000 Equivalents
	(except EPS and shares outstanding)		(except EPS and shares outstanding)

Revenue	$ 16,581	$ 16,017	$ 11,831	$ 10,199
Earnings before taxes	3,606	2	2,573	1
Net Earnings for the year	2,551	334	1,820	213
Earnings per share
- basic	0.17	0.02	0.12	0.01
- fully diluted	0.07	0.01	0.05	0.01
Weighted average shares outstanding
- basic	15,113,823	14,264,508	15,113,823	14,264,508
- fully diluted	34,663,657	34,663,657	34,663,657	34,663,657

*US $ Equivalents		- for the period ended December 31, 2003 conversion rate used is 1.4015 (0.7135)
- for the period ended December 31, 2002 conversion rate used is 1.5704 (0.6368)

Amounts in US$ are included solely for the convenience of readers outside Canada.  The inclusion of such amounts is not intended to imply that such amounts were transacted in, realized or settled in US$ at this rate or any other rate.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com